Citigroup Global Markets Holdings Inc.	C

Term Sheet No. 2020–USNCH4322 dated May 5, 2020 relating to Preliminary Pricing Supplement

No. 2020–USNCH4322 dated May 5, 2020

Registration Statement Nos. 333-224495 and 333-224495-03

Filed Pursuant to Rule 433

Market Linked Notes—Upside Participation with Quarterly Averaging and Principal Return at Maturity

Notes Linked to the S&P 500® Value Index due May 22, 2028

Term Sheet to Preliminary Pricing Supplement No. 2020—USNCH4322 dated May 5, 2020

Key Terms		Investment Description
Issuer	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

•    Linked to the S&P 500® Value Index (the “underlying”)

•    Unlike ordinary debt securities, the notes do not pay interest. Instead, the notes offer the potential for a positive return at maturity based on the performance of the underlying from the initial underlying value to the final average underlying value. The payment at maturity will reflect the following terms:

o    If the final average underlying value is greater than the initial underlying value, you will receive the stated principal amount plus a positive return equal to 100% to 110% (to be determined on the pricing date) of the percentage increase from the initial underlying value to the final average underlying value

o    If the final average underlying value is less than or equal to the initial underlying value, you will be repaid the stated principal amount but will not receive any positive return on your investment

•     The final average underlying value is based on the average of closing values of the underlying on specified dates occurring quarterly during the term of the notes

•     All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.; if Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you could lose some or all of your investment

•     No periodic interest payments or dividends

•     The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.

Guarantee	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Term	Approximately 8 years
Underlying	The S&P 500® Value Index
Stated Principal Amount	$1,000 per note
Pricing Date	May 15, 2020*
Issue Date	May 20, 2020*
Valuation Dates	The 15th day of each February, May, August and November, beginning in August 2020 and ending on May 15, 2028 (the “final valuation date”)*
Maturity Date	May 22, 2028*
Payment at Maturity	See “Payment at Maturity” on Page 3
Initial Underlying Value	The closing value of the underlying on the pricing date
Final Average Underlying Value	The arithmetic average of the closing values of the underlying on the valuation dates
Participation Rate	100% to 110% (to be determined on the pricing date)
Calculation Agent	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount and Commission	Up to 4.95%, of which dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of 2.50% and WFA will receive a distribution expense fee of 0.12%
CUSIP / ISIN	17328VME7 / US17328VME73

* Expected. To the extent that the issuer makes any change to the expected pricing date or expected issue date, the valuation dates and maturity date may also be changed in the issuer’s discretion to ensure that the term of the notes remains the same.

On the date of the related preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the notes on the pricing date will be at least $900 per note, which will be less than the public offering price. The estimated value of the notes is based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the accompanying preliminary pricing supplement.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 3 in this term sheet, “Summary Risk Factors” in the accompanying preliminary pricing supplement and “Risk Factors Relating to the Notes” in the accompanying product supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus before making a decision to invest in the notes.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Returns

The table below is based on a range of hypothetical percentage changes from the initial underlying value to the hypothetical final average underlying value and illustrates:

•	the hypothetical percentage change from the initial underlying value to the hypothetical final average underlying value;

•	the hypothetical payment at maturity per note; and

•	the hypothetical total pre-tax rate of return.

The table below is based on a hypothetical initial underlying value of 100 and does not reflect the actual initial underlying value. The table below assumes that the participation rate will be set at the lowest value indicated in “Terms of the Notes” above. The actual participation rate will be determined on the pricing date.

Hypothetical final average underlying value	Hypothetical percentage change from the hypothetical initial underlying value to the hypothetical final average underlying value	Hypothetical payment at maturity per note	Hypothetical total pre-tax rate of return
200.00	100.00%	$2,000.00	100.00%
175.00	75.00%	$1,750.00	75.00%
150.00	50.00%	$1,500.00	50.00%
140.00	40.00%	$1,400.00	40.00%
130.00	30.00%	$1,300.00	30.00%
120.00	20.00%	$1,200.00	20.00%
110.00	10.00%	$1,100.00	10.00%
100.00	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
25.00	-75.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%

The above figures are for purposes of illustration only and may have been rounded for ease of analysis.

Payment at Maturity

For each $1,000 stated principal amount you hold at maturity:

•	If the final average underlying value is greater than the initial underlying value:

$1,000 +	[$1,000 ×	final average underlying value – initial underlying value initial underlying value	× participation rate]

•	If the final average underlying value is less than or equal to the initial underlying value, $1,000

If the final average underlying value is less than or equal to the initial underlying value, you will be repaid the stated principal amount of the notes at maturity but will not receive any return on your investment.

Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the basket. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the full description of the risk considerations provided for in the Preliminary Pricing Supplement and the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

•	You May Not Receive Any Positive Return On Your Investment In The Notes.
•	The Notes Do Not Pay Interest.
•	The Potential For A Positive Return On The Notes At Stated Maturity Is Based On The Average Performance Of The Underlying During The Term Of The Notes, Which May Be Less Favorable Than The Performance Of The Underlying As Measured From Its Initial Underlying Value To Its Closing Value At Or Near Stated Maturity.
•	You Will Not Receive Dividends Or Have Any Other Rights With Respect To The Underlying.
•	Although The Notes Provide For The Repayment Of The Stated Principal Amount At Maturity, You May Nevertheless Suffer A Loss On Your Investment In Real Value Terms If The Percentage Change From The Initial Underlying Value to the Final Average Underlying Value Is Less Than Or Not Sufficiently Greater Than Zero.
•	The Notes Are Subject To The Credit Risk Of Citigroup Global Markets Holdings Inc. And Citigroup Inc.
•	The Notes Are Riskier Than Securities With A Shorter Term.
•	The Notes Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.
•	Sale Of The Notes Prior To Maturity May Result In A Loss Of Principal.
•	The Estimated Value Of The Notes On The Pricing Date, Based On CGMI’s Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.
•	The Estimated Value Of The Notes Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.
•	The Estimated Value Of The Notes Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination Of The Secondary Market Rate With Respect To Us.
•	The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which Any Person May Be Willing To Buy The Notes From You In The Secondary Market.
•	The Value Of The Notes Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.
•	We Have Been Advised That, Immediately Following Issuance, Any Secondary Market Bid Price Provided By Wells Fargo, And The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By Wells Fargo Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.
•	The Investment Strategy Represented By The Underlying May Not Be Successful.
•	The Underlying Reflects The Price Return Of The Securities Composing The Underlying, Not The Total Return.
•	Our Offering Of The Notes Is Not A Recommendation Of The Underlying.

•	The Closing Value Of The Underlying May Be Adversely Affected By Our Or Our Affiliates’, Or By Wells Fargo And Its Affiliates’, Hedging And Other Trading Activities.

•	We And Our Affiliates, Or Wells Fargo Or Its Affiliates, May Have Economic Interests That Are Adverse To Yours As A Result Of Our And Their Respective Business Activities.

•	The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Notes.

•	Changes That Affect The Underlying May Affect The Value Of Your Notes.

•	The Stated Maturity Date May Be Postponed If The Valuation Date Is Postponed.

•	You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The notes described herein are not a suitable investment for all investors. In particular, no investor should purchase the notes unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the notes prior to maturity is likely to result in sale proceeds that are substantially less than the stated principal amount per note. Citigroup Global Markets Holdings Inc. and its affiliates are not obligated to purchase the notes from you at any time prior to maturity.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-224495 and 333-224495-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, accompanying product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-800-831-9146.

Consult your tax adviser

Investors should review carefully the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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